SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 3 January 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X       Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major subsidiaries of the company in securities of Sasol Limited dated 1 December 2005 to
20 December 2005
1. 1 December 2005
2. 6 December 2005
3. 20 December 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by the Company Secretary of the Company:

Name
N L Joubert
Office held Company Secretary
Company                                                                                        Sasol Limited
Date transaction effected 30 November 2005
Option offer date 27 November 1997
Option offer price R57,50
Exercise date 30 November 2005
Exercise price R215,00
Selling price per share R219,73
Number of shares 8900
Total value R1 955 597
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

1 December 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name
M V Sisulu
Office held Director of Sasol
Synfuels (Pty) Limited
Company                                                                                        Sasol Limited
Date transaction effected 2 December 2005
Option offer date 3 May 2004
Option offer price R104,40
Exercise date 21 May 2004
Exercise price R95,00
Number of shares 3 300
Total value R313 500
Vesting periods Share options vested on
1 September 2005
upon retirement at the
age of 60
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

6 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A DIRECTOR OF A
MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company") by a director of the Company and a director of a major subsidiary of the Company:

Name
T S Munday
Office held Deputy Chief Executive
Company                                                                                        Sasol Limited
Date transaction effected 19 December 2005
Option offer date 10 December 1999
Option offer price R50,90
Exercise date 23 August 2000
Exercise price R51,30
Selling price per share R229,78
Number of shares 7 300
Total value R1 677 394
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
C F Rademan
Office held Director of Sasol
Synfuels (Pty) Limited
Company                                                                                        Sasol Limited
Date transaction effected 19 December 2005
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 4 December 1997
Exercise price R50,20
Selling price per share R229,11
Number of shares 1 300
Total value R297 843
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

20 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 3 January 2006
By:
/s/   N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary